UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In June 2012, Sanofi issued the press releases attached hereto as Exhibits 99.1 to 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 9, 2012: Lantus® Initiation after Metformin Achieved Superior Glycemic Control versus Sitagliptin in Type 2 Diabetes

Exhibit 99.2	Press release dated June 9, 2012: Lyxumia® (lixisenatide) in Combination with Basal Insulin plus Oral Anti-Diabetics Significantly Reduced HbA1c and Post-Prandial Glucose

Exhibit 99.3	Press release dated June 11, 2012: Sanofi Announces Results of ORIGIN, the World’s Longest and Largest Randomized Clinical Trial in Pre- and Early Diabetes

Exhibit 99.4	Press release dated June 11, 2012: New Epidemiological Data Provide Additional Safety Evidence for Lantus®

Exhibit 99.5	Press release dated June 12, 2012: Genzyme Submits Applications to FDA and EMA for Approval of LEMTRADA™ (alemtuzumab) for Multiple Sclerosis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2012		SANOFI

	By	/S/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 9, 2012: Lantus® Initiation after Metformin Achieved Superior Glycemic Control versus Sitagliptin in Type 2 Diabetes

Exhibit 99.2	Press release dated June 9, 2012: Lyxumia® (lixisenatide) in Combination with Basal Insulin plus Oral Anti-Diabetics Significantly Reduced HbA1c and Post-Prandial Glucose

Exhibit 99.3	Press release dated June 11, 2012: Sanofi Announces Results of ORIGIN, the World’s Longest and Largest Randomized Clinical Trial in Pre- and Early Diabetes

Exhibit 99.4	Press release dated June 11, 2012: New Epidemiological Data Provide Additional Safety Evidence for Lantus®

Exhibit 99.5	Press release dated June 12, 2012: Genzyme Submits Applications to FDA and EMA for Approval of LEMTRADA™ (alemtuzumab) for Multiple Sclerosis

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